Chart Industries, Inc.

One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chart-ind.com

January 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rufus Decker

Accounting Branch Chief

Re:	Chart Industries, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2012

File No. 1-11442

Dear Mr. Decker:

Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is submitting this letter in response to the Staff’s comment letter, dated December 26, 2012, regarding the above-referenced filing. For your convenience, we have repeated your comment in italics followed by our response.

Long-Term Incentive Compensation, page 23

In future filings, please disclose the material factors the Compensation Committee took into consideration to determine the amount of performance units and restricted stock to award to each named executive officer. We note that this disclosure was made for the stock option awards. In future filings continue to provide disclosure similar to your disclosure of the 2009 and 2010 long-term compensation programs, where you identify the size of each component of long-term compensation.

Response:

In future filings with the Commission, we will disclose the material factors the Compensation Committee took into consideration to determine the amount of performance units and restricted stock to award to each named executive officer. Consistent with past disclosures, in future filings we will also continue to identify the size of each component of long-term compensation.

Rufus Decker

Accounting Branch Chief

January 9, 2013

In addition to responding to the foregoing comment, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comment. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President, Chief Financial Officer and Treasurer

cc:	Matthew J. Klaben

Kenneth J. Webster

David Maraldo, Ernst & Young LLP

Arthur C. Hall III, Calfee, Halter & Griswold LLP